                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                     VNU N.V.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)


                               CEYLONPOORT 5-25
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                                    (Street)

                       2037 AA HAARLEM THE NETHERLANDS
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     OCTOBER 25, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     JUPITER MEDIA METRIX, INC. (JMXI)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner (1)
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person
     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                    0                       N/A
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                 Page 1 of 3

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Explanation of Responses:

(1) VNU N.V., a Netherlands corporation ("VNU"), indirectly owns 100% of the voting stock of Nielsen Media Research, Inc., a Delaware corporation ("NMR"), and ACNielsen Corporation, a Delaware corporation ("ACN"). VNU, NMR and ACN collectively own approximately 63% of the outstanding shares of the common stock of NetRatings, Inc., a Delaware corporation ("NetRatings"). VNU, NMR and ACN became subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, on October 25, 2001, the date on which certain stockholders of Jupiter Media Metrix, Inc., a Delaware corporation ("JMM"), who beneficially owned approximately 23.4% of the issued and outstanding common stock of JMM (for purposes of Regulation 13d-3 of the Securities Exchange Act of 1934) as of that date, became parties to a Stockholders Agreement (the "Agreement") by and among NetRatings, Sonoma Acquisition Corp., LLC ("Sonoma"), and the stockholders of JMM named in the Agreement. Please see the statement on Schedule 13D filed in connection with the common stock of JMM by NetRatings, Sonoma, NMR, ACN and VNU with the Securities and Exchange Commission on November 5, 2001, as modified by the amendment thereto filed by such parties on November 13, 2001, for further details.

VNU N.V.                                       ACNIELSEN CORPORATION                      NIELSEN MEDIA RESEARCH, INC.

By: /s/ Michael Connors          11/13/01      By: /s/ Earl H. Doppelt          11/13/01  By: /s/ Susan Whiting            11/13/01
-------------------------------  --------      -------------------------------- --------  -------------------------------  --------
        Michael Connors                                Earl H. Doppelt                            Susan Whiting
        Executive Director                             Executive Vice President                   President and Chief
                                                        and Chief Legal Officer                    Operating Officer
**Signature of Reporting Person  Date          **Signature of Reporting Person   Date     **Signature of Reporting Person   Date


*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                    Page 2 of 3

                             JOINT FILER INFORMATION


Designated Filer:          VNU N.V.
                           Ceylonpoort 5-25
                           2037 AA Haarlem
                           The Netherlands

Other Reporting Persons:   ACNielsen Corporation
                           177 Broad Street
                           Stamford, CT 06901

                           Nielsen Media Research, Inc.
                           299 Park Avenue
                           New York, NY 10171



Date of Event Requiring Statement: 10/25/01

Issuer Name and Ticker or Trading Symbol: Jupiter Media Metrix, Inc. (JMXI)

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                     Page 3 of 3